                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                              NALCO HOLDING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   62985Q 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Chinh Chu
                            c/o The Blackstone Group
                       345 Park Avenue, New York, NY 10154
                                 (212) 583-5000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:

                             Richard A. Fenyes, Esq.
                         Simpson Thacher & Bartlett LLP
                               425 Lexington Ave.
                            New York, New York 10017

                                November 8, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Amendment No. 1, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule
     13d-1(g), check the following box. [ ]

CUSIP NO. 62985Q 10 1
----------------------------------------------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

        Blackstone Management Associates IV LLC
------- --------------------------------------------------------------------- ----------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) [ ]
                                                                                                     (b) [X]
------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                                OO
------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                  [ ]

------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                  Delaware
----------------------------------------------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           6,505,586
                    ------ -------------------------------------------------------------------------------------------
 NUMBER OF SHARES   8      SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH            238,299 shares (See Items 4 and 5)
 REPORTING PERSON
       WITH
                    ------ -------------------------------------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                           6,505,586
                    ------ -------------------------------------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           238,299 shares (See Items 4 and 5)
----------------------------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,743,885 shares (See Items 4 and 5)
---------- -----------------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    (X)

---------- -----------------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.71%
---------- -----------------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON
                       OO
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. 62985Q 10 1
----------------------------------------------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

        Blackstone Capital Partners IV LP
------- ---------------------------------------------------------- ---------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) [ ]
                                                                                                     (b) [X]
------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                                OO
------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                  [ ]

------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                  Delaware
----------------------------------------------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           6,505,586
                    ------ -------------------------------------------------------------------------------------------
 NUMBER OF SHARES   8      SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          None
       WITH
                    ------ -------------------------------------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                           6,505,586
                    ------ -------------------------------------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           None
----------------------------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,505,586 shares (See Items 4 and 5)
---------- -----------------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    (X)

---------- -----------------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.55%
---------- -----------------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON
                       PN
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. 62985Q 10 1
----------------------------------------------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Blackstone Capital Partners IV-A LP
------- ---------------------------------------------------------- ---------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) [ ]
                                                                                                     (b) [X]
------- --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY

------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                                 OO
------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                  [ ]

------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                  Delaware
----------------------------------------------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           None
                    ------ -------------------------------------------------------------------------------------------
 NUMBER OF SHARES   8      SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          103,421 shares (See Items 4 and 5)
       WITH
                    ------ -------------------------------------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                           None
                    ------ -------------------------------------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                            103,421 shares (See Items 4 and 5)
----------------------------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    103,421 shares (See Items 4 and 5)
---------- -----------------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                       (X)

---------- -----------------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.07%
---------- -----------------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON
                       PN
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. 62985Q 10 1
----------------------------------------------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

        Blackstone Family Investment Partnership IV-A LP
------- ---------------------------------------------------------- ---------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) [ ]
                                                                                                     (b) [X]
------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                                OO
------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                  [ ]

------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                  Delaware
----------------------------------------------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           None
                    ------ -------------------------------------------------------------------------------------------
 NUMBER OF SHARES   8      SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          134,878 shares (See Items 4 and 5)
       WITH
                    ------ -------------------------------------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                           None
                    ------ -------------------------------------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           134,878 shares (See Items 4 and 5)
----------------------------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    134,878 shares (See Items 4 and 5)
---------- -----------------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    (X)

---------- -----------------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.09%
---------- -----------------------------------------------------------------------------------------------------------
14
                    TYPE OF REPORTING PERSON
                       PN
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. 62985Q 10 1
----------------------------------------------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Peter G. Peterson
------- ---------------------------------------------------------- ---------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) [ ]
                                                                                                     (b) [X]
------- --------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                                 OO
------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                  [ ]

------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                  U.S.A.
----------------------------------------------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           6,505,586
                    ------ -------------------------------------------------------------------------------------------
 NUMBER OF SHARES   8      SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH            238,299 shares (See Items 4 and 5)
 REPORTING PERSON
       WITH
                    ------ -------------------------------------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                           6,505,586
                    ------ -------------------------------------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           238,299 shares (See Items 4 and 5)
----------------------------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,743,885 shares (See Items 4 and 5)
---------- -----------------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    (X)

---------- -----------------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.71%
---------- -----------------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON
                       IN
----------------------------------------------------------------------------------------------------------------------

CUSIP NO. 62985Q 10 1
----------------------------------------------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Stephen A. Schwarzman
------- ---------------------------------------------------------- ---------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) [ ]
                                                                                                     (b) [X]
------- ---------------------------------------------------------- ---------------------------------------------------
3       SEC USE ONLY

------- --------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                                 OO
------- --------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                  [ ]

------- --------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                  U.S.A.
----------------------------------------------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           6,505,586
                    ------ -------------------------------------------------------------------------------------------
 NUMBER OF SHARES   8      SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH            238,299 shares (See Items 4 and 5)
 REPORTING PERSON
       WITH
                    ------ -------------------------------------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                           6,505,586
                    ------ -------------------------------------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           238,299 shares (See Items 4 and 5)
----------------------------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,743,885 shares (See Items 4 and 5)
---------- -----------------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    (X)

---------- -----------------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.71%
---------- -----------------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON
                       IN
----------------------------------------------------------------------------------------------------------------------

         This Amendment No. 4 supplements and amends Items 5, 6 and 7 of the
Statement on Schedule 13D filed on November 24, 2004, as amended by Amendment
No. 1 to the Statement on Schedule 13D filed on August 19, 2005, Amendment No. 2 to the Statement on Schedule 13D filed on August 24, 2005 and Amendment No. 3 to the Statement on Schedule 13D filed on March 23, 2006 (as so amended, the
"Statement on Schedule 13D") by (i) Blackstone Management Associates IV LLC, a
Delaware limited liability company ("BMA"), (ii) Blackstone Capital Partners IV
LP, a Delaware limited partnership ("BCP IV"), (iii) Blackstone Capital Partners
IV-A LP, a Delaware limited partnership ("BCP IV-A"), (iv) Blackstone Family
Investment Partnership IV-A LP, a Delaware limited partnership ("BFIP IV" and, together with BCP IV and BCP IV-A, the "Blackstone Funds"), (v) Mr. Peter G.
Peterson and (vi) Mr. Stephen A. Schwarzman (the foregoing, collectively, the
"Reporting Persons"), each relating to the shares of common stock, par value
$0.01 (the "Common Stock"), of Nalco Holding Company (the "Issuer").

         Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the
Statement on Schedule 13D.

         Responses to each item of this Amendment No. 4 to Statement on Schedule
13D are incorporated by reference into the response to each other item, as applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

         On December 30, 2005, Nalco LLC made a distribution of an aggregate of
38,029,261 shares of the Issuer's common stock to the members of Nalco LLC that qualified as a "venture capital operating company" (as defined in 29 C.F.R. sec.
2510.3-101(d)) in proportion to their membership interests pursuant to the terms of the previously reported Stockholders Agreement, which included the distribution of 19,068,658 shares to BCP IV, which was formerly a member of
Nalco LLC. Following such distribution, BCP IV, and BCP IV-A and BFIP IV (which continued as members of Nalco LLC), beneficially held an aggregate of 19,767,140 shares of the Issuer's common stock, consisting of (i) 19,068,658 shares of which BCP IV was the record holder and (ii) 698,482 shares in which BCP IV-A and
BFIP IV held an indirect beneficial economic interest based on the membership interests in Nalco LLC held by such funds.

         On March 21, 2006, Nalco LLC, Apollo Investment Fund V, L.P., BCP IV
and GS Capital Partners 2000, L.P. (collectively, the "Selling Stockholders")
sold an aggregate of 15,000,000 shares of Common Stock in connection with an underwritten offering registered on the registration statement on Form S-3 (File
No. 333-130715) filed by the Issuer with the Securities and Exchange Commission on December 27, 2005, as supplemented by the prospectus supplement dated March
15, 2006 (the "Prospectus"). Following such sale, (i) BCP IV was the record holder of 13,684,684 shares of Common Stock and (ii) BFIP IV and BCP IV-A may have been deemed to beneficially hold an economic interest in 501,261 shares of
Common Stock held of record by Nalco LLC, which collectively represented in the aggregate approximately 9.9% of the outstanding Common Stock of the Issuer.

         On November 8, 2006, Nalco LLC, Apollo Investment Fund V, L.P., BCP IV
and GS Capital Partners 2000, L.P. (collectively, the "Selling Stockholders")
sold an aggregate of 20,000,000 shares of Common Stock in connection with an underwritten offering registered on the registration statement on Form S-3 (File
No. 333-130715) filed by the Issuer with the Securities and Exchange Commission on December 27, 2005, as supplemented by the prospectus supplement dated
November 2, 2006 (the "Prospectus"). Following such sale, (i) BCP IV is the record holder of 6,505,586 shares of Common Stock and (ii) BFIP IV and BCP IV-A may be deemed to beneficially hold an economic interest in 238,299 shares of
Common Stock held of record by Nalco LLC, which collectively represents in the aggregate approximately 4.71% of the outstanding Common Stock of the Issuer.

         The 6,743,885 shares of Common Stock shown as beneficially owned by the
Blackstone Funds in this Amendment No. 4 to Schedule 13D reflect (i) the direct ownership of 6,505,586 shares of Common Stock by BCP IV and (ii) the percentage interest of BCP IV-A and BFIP IV in the 5,184,444 shares of Common Stock held of record by Nalco LLC, based on the combined percentage economic interest of BCP
IV-A and BFIP IV in Nalco

LLC, and excludes the balance of such shares which represent the other Sponsors'
and management members' percentage interest in Nalco LLC. The shares of Common
Stock shown as beneficially owned by BMA and the Founding Members include the shares of Common Stock shown as beneficially owned by the Blackstone Funds.
Because voting and dispositive decisions of Nalco LLC with respect to the Common
Stock require the approval of at least two of the Sponsors, the Blackstone
Funds, BMA and the Founding Members each disclaim beneficial ownership of the
Common Stock reported as beneficially owned by Nalco LLC or any of the other
Sponsors, and the filing of this Amendment No. 4 to Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

         (a) See the information contained on the cover pages to this Amendment
No. 4 to Schedule 13D, which is incorporated herein by reference. The percentage of the class beneficially owned by each Reporting Person is based on 143,040,860 issued and outstanding shares of Common Stock, as reported by the Issuer in the
Prospectus.

         (b) See the information contained on the cover pages to this Amendment
No. 4 to Schedule 13D, which is incorporated herein by reference.

         (c) Except for the information set forth herein, or incorporated by reference herein, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

         (d) In accordance with the terms of the Nalco LLC Limited Liability
Company Operating Agreement and, if approved by the board of directors of Nalco
LLC, the members of Nalco LLC have the right to receive dividends from and the proceeds from any sale of Common Stock in accordance with their membership interests in Nalco LLC.

         (e) November 8, 2006.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended and supplemented as follows:

         Underwriting Agreement

         On November 2, 2006, the Selling Stockholders entered into an
Underwriting Agreement with the Issuer and Citigroup Global Markets Inc. (the
"Underwriter") for the sale by the Selling Stockholders of an aggregate of
20,000,000 shares of Common Stock. Closing of the sale occurred on November 8,
2006. Pursuant to the terms of the Underwriting Agreement, each of the Issuer and the Selling Stockholders agreed, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period that is 60 days from
November 2, 2006, subject to an extension of up to 18 additional days under certain circumstances, except with the prior written consent of the Underwriter, with certain exceptions.

         References to, and descriptions of, the Underwriting Agreement as set forth in this Item 6 are qualified in their entirety by reference to the
Underwriting Agreement filed herewith.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit        Title
-------        -----

1.             Underwriting Agreement, dated as of November 2, 2006, among Nalco
               Holding Company, the Selling Stockholders and the Underwriter
               (incorporated herein by reference to Exhibit 99.1 to the Nalco
               Holding Company Current Report on Form 8-K filed with the SEC on
               November 6, 2006 (File No. 001-32342)).

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  November 16, 2006

                        BLACKSTONE MANAGEMENT ASSOCIATES IV LLC

                        By:  /s/ Chinh Chu
                             ---------------
                             Name: Chinh Chu
                             Title: Member

                        BLACKSTONE CAPITAL PARTNERS IV LP
                        BLACKSTONE CAPITAL PARTNERS IV-A LP
                        BLACKSTONE FAMILY INVESTMENT PARTNERSHIP IV-A LP

                        By: Blackstone Management Associates IV LLC,
                            its General Partner

                            By:  /s/ Chinh Chu
                                 -----------------
                                 Name: Chinh Chu
                                 Title: Member

                        /s/ Peter G. Peterson
                        ------------------------
                        PETER G. PETERSON

                        /s/ Stephen A. Schwarzman
                        ----------------------------
                        STEPHEN A. SCHWARZMAN